May 26, 2010

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	St. Jude Medical, Inc. Form 10-K for the year ended January 2, 2010 Filed March 2, 2010 File No. 1-12441

Dear Mr. Vaughn:

On behalf of St. Jude Medical, Inc. (St. Jude Medical or the Company), this letter is in reply to your comment letter dated May 12, 2010, with respect to the above referenced Form 10-K.  The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs of the staff’s letter. For ease of reference, the staff’s comments appear in italics immediately preceding the Company’s responses.

Form 10-K for the fiscal year ended January 2, 2010

Item 11. Executive Compensation, page 24

1.

We note the disclosure on page 18 of your proxy statement, which you incorporate by reference, regarding the fees paid to your compensation consultant for executive and director compensation consulting and other services. In future filings, please disclose whether the decision to engage the consultant for the other services was made or recommended by management and whether the committee or board approved the other services. Refer to Regulation S-K Item 402(e)(3)(iii)(A).

In future filings we will disclose whether the decision to engage the consultant for the other services was made or recommended by management and whether the committee or board approved the other services.

2.

We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

In October 2009, the Company’s compensation consultant, Mercer, analyzed, reviewed and discussed with the Company’s Compensation Committee (the Committee) whether the Company’s executive compensation practices and policies encourage excessive risk taking. Mercer concluded that such practices and policies, taking into account any risk-mitigating provisions and controls (e.g., stock ownership guidelines, the elements of long-term incentive compensation, lack of formal non-change-in-control severance plans, funding of the annual bonus pool based on company performance, etc.), do not encourage excessive risk taking. Within the context of the risk-taking criteria presented by Mercer, the Committee agreed that the Company’s executive compensation practices and policies do not encourage excessive risk.  Management applied similar criteria in assessing whether other compensation practices and policies encourage excessive risk taking and concluded that they do not. Because we concluded that the risks arising from the Company’s compensation practices and policies are not reasonably likely to have a material adverse effect on the Company, we did not include any disclosure in response to Item 402(s) of Regulation S-K.

Exhibit 13 – Portions of St. Jude Medical’s 2009 Annual Report to Shareholders

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 1

3.

We note throughout your discussion of “segment performance” and “results of operations” that you refer to changes in volume and pricing in discussing your revenues. Please revise future filings to separately quantify the impact of volume and pricing on your results of operations. Refer to Item 303(A)(3)(iii) of Regulation S-K.

In future filings, we will include additional disclosure to separately quantify the material impacts attributable to changes in volume, pricing and other significant items that impact our results of operations.

Note 5 – Commitments and Contingences, page 36

4.

With respect to the Silzone® litigation, we note here and on page 7 of your April 3, 2010 Form 10-Q that you have recorded an insurance receivable of $42,538 and $49,117 as of January 2, 2010 and April 3, 2010, respectively. We further note that the first $50.0 million layer of product liability insurance is covered by American Insurance Company (AIC). Finally, we note that AIC has filed a lawsuit seeking a court order declaring that it is not required to provide coverage for a portion of the Silzone® claims. In light of the pending litigation by AIC, please explain to us why you concluded it was appropriate to record the insurance receivable in your financial statements at January 2, 2010 and April 3, 2010.

Since 2000, we have incurred significant Silzone®-related defense and indemnity costs, including settlements, legal fees and other associated costs. Our total product liability insurance coverage for Silzone claims is $250 million, with a number of insurance carriers, providing coverage through a coordinated policy consisting of eight layers of insurance. From 2000 through 2008, approximately $150 million of insurance claims under this coverage has been paid under the first six layers of insurance. All eight carriers involved in the first six layers of insurance have exhausted their complete coverage obligation in those layers. Our remaining product liability insurance for Silzone claims consists of two $50 million layers, the first of which is covered by AIC, the second of which is covered by three other insurance carriers.

According to the AIC lawsuit, AIC is requesting a declaration that it has no obligation to pay Silzone-related defense and indemnity costs, including patient monitoring costs. Such costs are covered costs under the terms of the AIC insurance policy and, as noted above, approximately $150 million has been appropriately reimbursed by the other insurance carriers. With respect to patient monitoring costs, since the commencement of the Silzone litigation matter, we have not been required to incur significant patient monitoring costs and have not sought reimbursement for any significant patient monitoring costs. We believe the claims asserted in AIC’s lawsuit are without merit.

We have concluded that recording an insurance receivable from AIC is appropriate because we have a product liability insurance policy in effect; we have a history of recovering product liability claims with other insurance carriers under policies in the same insurance program; AIC has the financial ability to pay the claims made on the insurance policy; and we have consulted with legal counsel who believe AIC is required to provide coverage based on the terms of the insurance policy and that we are operating within the terms of its policy. We continue to believe that we will collect on the amounts due from AIC, and there have been no developments in the current litigation with AIC that have caused us to change our conclusions in this regard.

Note 14 – Segment and Geographic Information, page 50

5.

We note your disclosure that other than the United States, Europe, Japan and Asia Pacific, no one geographic market is greater than 5% of consolidated net sales. If revenues from external customers attributed to an individual foreign country within the Europe or Asia Pacific geographic markets are material, please revise future filings to separately disclose those revenues. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

We confirm that revenues from external customers attributed to an individual foreign country within the Europe or Asia Pacific geographic markets are not greater than 5% of consolidated net sales. In future filings, if any revenues from external customers attributed to an individual foreign country within the Europe, Asia Pacific or other geographic markets are material, we will separately disclose those revenues.

6.

Further to the above, if assets in an individual foreign country in Europe or Asia Pacific geographic markets are material, please revise future filings to separately disclose those assets. Refer to paragraph 280-10-50-41(b) of the FASB Accounting Standards Codification.

We confirm that there are no assets in an individual foreign country within the Europe or Asia Pacific geographic markets that are material. In future filings, if any assets in an individual foreign country within the Europe, Asia Pacific or other geographic markets are material, we will separately disclose those assets.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses set forth above are fully responsive to the staff’s comments, but remain available to discuss with you at your earliest convenience any additional questions the staff may have regarding the Company’s disclosures.  Please feel free to call me directly at (651) 756-4326.

Thank you for your assistance in this matter.

Sincerely,

/s/ John C. Heinmiller

John C. Heinmiller

Executive Vice President and

Chief Financial Officer

VIA EDGAR